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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                   Tvia, Inc.
                                   ----------
                                (Name of Issuer)


                          Common Stock, par value $.001
                          -----------------------------
                         (Title of Class of Securities)


                                   87307P 10 1
                                   -----------
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
               (Date of Event which Requires Filing of Statement)



         Check the appropriate box to designate the rule pursuant to which this
          Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87307P 10 1
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    1       NAMES OF REPORTING PERSONS                                 Kenny Liu


            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


                                                                         (a) [_]


                                                                         (b) [_]
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    3       SEC Use Only

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    4       CITIZENSHIP OR PLACE OF ORGANIZATION        United States
--------------------------------------------------------------------------------
    NUMBER OF SHARES
  BENEFICIALLY OWNED BY       5   SOLE VOTING POWER          154,150 shares
  EACH REPORTING PERSON
          WITH

                            ----------------------------------------------------

                              6   SHARED VOTING POWER        1,017,744 shares/1/
                            ----------------------------------------------------

                              7   SOLE DISPOSITIVE POWER     154,150 shares
                            ----------------------------------------------------

                              8   SHARED DISPOSITIVE POWER   1,017,744 shares/1/
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    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                               1,171,894 shares
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    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [_]
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    11      PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)                                            5.3%
--------------------------------------------------------------------------------

    12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                       IN
--------------------------------------------------------------------------------





-------------------------------------
/1/ Includes 884,412 shares which are directly held by the Liu-Lee Family Trust, of which Mr. Liu is a trustee. The remaining 133,332 shares are directly held by Mr. Liu's minor children.


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Item 1(a) Name of Issuer:

         Tvia, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

         4001 Burton Avenue, Santa Clara, California 95054

Item 2(a) Name of Person Filing:

         Kenny Liu

Item 2(b) Address of Principal Business Office or, if none, Residence:

         4001 Burton Avenue, Santa Clara, California 95054

Item 2(c) Citizenship:

         United States

Item 2(d) Title of Class of Securities:

         Common Stock, $.001 par value

Item 2(e) CUSIP Number:

         87307P 10 1

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

        (a) [_] Broker or Dealer registered under Section 15 of the Act
        (b) [_] Bank as defined in section 3(a) (6) of the Act
        (c) [_] Insurance Company as defined in section 3(a) (19) of the Act
        (d) [_] Investment Company registered under section 8 of the Investment Company Act
        (e) [_] Investment Adviser in accordance with Section 240.13d-1(b)
                (1)(ii)(E)
        (f) [_] An employee benefit plan or an endowment fund in accordance with
                Section 240.13d-1(b)(1)(ii)(F)
        (g) [_] Parent holding company or control person in accordance with
                Section 240.13d-1(b)(ii)(G)
        (h) [_] A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act
        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
        (j) [_] Group, in accordance with Section 240.13d-1(b)(ii)(J)

         Not applicable.

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)    Amount beneficially owned:  1,171,894 shares of Common Stock

         (b) Percent of class: 5.3%. The calculation of percentage of beneficial ownership was based on 22,021,938 shares of Common Stock outstanding as of December 31, 2001.




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         (c)    Number of shares as to which the person has:

                (i)   Sole power to vote or to direct the vote:  154,150 shares

                (ii) Shared power to vote or to direct the vote: 1,017,744 shares, which includes 884,412 shares which are directly held by the Liu-Lee Family Trust, of which Mr. Liu is a trustee. The remaining 133,332 shares are directly held by Mr. Liu's minor children.

                (iii) Sole power to dispose or to direct the disposition of:
         154,150 shares

                (iv)  Shared power to dispose or to direct the disposition of:
         1,017,744 shares, which includes Shared power to vote or to direct the vote: 1,017,744 shares, which includes 884,412 shares which are directly held by the Liu-Lee Family Trust, of which Mr. Liu is a trustee. The remaining 133,332 shares are directly held by Mr. Liu's minor children.

Item 5.  Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certifications

         Not applicable.


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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  February 13, 2002.



                                                        /s/ Kenny Liu
                                                ------------------------------

                                                            Kenny Liu

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